OD
5/30/14

14041004

SEC [illegible] MISSION
Washington, D.C. [illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAY 30 2014
Washington DC
124

SEC FILE NUMBER
8-30994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 03/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Asset Planning Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 W Sam Houston Parkway South #250
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carla Homer (713)243-6757
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John B Evans II, CPA
(Name – *if individual, state last, first, middle name*)

3 Riverway, Ste 125	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
6/4/14

OATH OR AFFIRMATION

I, Carla Homer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Asset Planning Company, as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L. MIMS
Notary Public, State of Texas
My Commission Expires
October 14, 2017

Carla Homer
Signature

Treasurer
Title

Patricia Mims
Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- x (m) A copy of the SIPC Supplemental Report.
- ... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE ASSET PLANNING COMPANY

FINANCIAL STATEMENTS

MARCH 31, 2014

CAPSTONE ASSET PLANNING COMPANY
FINANCIAL STATEMENTS
MARCH 31, 2014

CONTENTS

JACK EVANS
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Capstone Asset Planning Company
Houston, Texas

I have audited the accompanying statement of financial condition of Capstone Asset Planning Company (CAPCO) as of March 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

The management of CAPCO is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAPCO as of March 31, 2014, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in these schedules has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jack Evans
Houston, Texas
May 27, 2014

THREE RIVERWAY • SUITE 125 • HOUSTON, TEXAS 77056-1954 • (713) 623-2898 • FAX (713) 960-8128 • E-Mail jack@jbecpa.com
LICENSED AS JOHN B. EVANS II

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED MARCH 31, 2014

ASSETS	
Cash	$ 175,978
Accounts receivable – Trade	38,465
Prepaid expenses	12,177
TOTAL ASSETS	$ 226,620
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable	$ 22,817
Accrued expenses	18,517
TOTAL LIABILITES	41,334
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Capital stock – common, $5 par value; $5,000 shares	
Authorized, issued and outstanding	25,000
Additional paid-in capital	160,000
Retained earnings (deficit)	286
TOTAL STOCKHOLDER'S EQUITY	185,286
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 226,620

See accompanying notes to Financial Statements

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2014

INCOME	
Fee income	$ 223,272
EXPENSES	
Commissions and other fees	134,866
Administrative service fees	31,350
Regulator fees	12,923
Professional fees	5,875
Other operating expenses	5,883
TOTAL EXPENSES	190,897
PROFIT BEFORE INCOME TAXES	32,375
INCOME TAX EXPENSE	(11,007)
NET PROFIT	$ 21,368

See accompanying notes to Financial Statements

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
YEAR ENDED MARCH 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at October 1, 2013	$25,000	$160,000	($21,082)	$163,918
Capital Contribution	-	-	-	-
Net Profit	-	-	21,368	21,368
Balance at March 31, 2014	$25,000	$160,000	$ 286	$185,286

See accompanying notes to financial statements

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2014

CASH FLOWS FROM OERATING ACTIVITIES	
Net Profit	$ 21,368
Changes in operating assets and liabilities	
Decrease in accounts receivable – trade	10,914
Increase in prepaid expenses	(8,131)
Decrease in accounts payable	(20,334)
Decrease in accrued expenses	(9,108)
Decrease in due to/from affiliate	11,996
NET CASH USED IN OPERATING ACTIVITIES	(14,663)
NET INCREASE IN CASH	6,705
CASH – beginning of the year	169,273
CASH – end of year	$ 175,978

See accompanying notes to financial statements

NOTE A – NATURE OF OPERATIONS

Capstone Asset Planning Company ("CAPCO") was incorporated in the state of Delaware in 1983 and was issued a Certificate of Authority by the State of Texas on March 15, 1984. It is wholly-owned by Capstone Financial Services, Inc. ("CFS"). CAPCO is a limited broker-dealer registered with the Securities & Exchange Commission ("SEC") under rule 15c3-3(k)(1) which provides that it must promptly transmit all funds and promptly deliver all securities received in connection with its activities as a broker or dealer, and may not otherwise hold funds or securities for, or owe money or securities to, customers.

Acting as a distributor primarily for Steward Funds, Inc. ("SFI"), Capstone Series Fund, Inc. ("CSFI") and Capstone Church Capital Fund ("CCCF"), each affiliated investment companies, CAPCO earns both 12b-1 fees and service fees. It also has selling agreements with certain other unaffiliated investment companies.

NOTE B – SIGNIFICANT ACCOUNT POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition: Fees relating to sale and distribution of registered investment company shares are recorded as earned.

Income Taxes: CAPCO's taxable income and deductions are included in the consolidated federal return filed by CFS. CAPCO calculates its federal income tax liability as if it filed a separate company tax return.

The liability method is used in accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The likelihood of the realization of deferred tax assets is evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax returns.

CAPCO follows the guidance issued by the Financial Accounting Standards Board ("FASB") in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being

NOTE B – SIGNIFICANT ACCOUNT POLICIES (Continued)

recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of March 31, 2014, there were no amounts that had been accrued with respect to uncertain tax positions. It is CAPCO's policy to include any interest or penalties as a component of income tax expense. CAPCO did not incur any interest or penalties.

Cash and Cash Equivalents: CAPCO considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. At March 31, 2014, CAPCO did not have any cash equivalents.

NOTE C – RELATED PARTY TRANSACTIONS

Under various agreements with SFI and CSFI (affiliated investment companies), CAPCO earned 12b-1 fees and service fees of approximately $177,000 for the year ended March 31, 2014. Under an agreement with CCCF (an affiliated investment company), CAPCO earned service fees of approximately $24,000 for the year ended March 31, 2014.

Under a management agreement, CFS provides all management and back officer services for CAPCO. CFS also pays certain overhead expenses, as defined in the management agreement. CAPCO pays CFS an administrative services fee monthly and the agreement renews annually, unless terminated by either party. Administrative service fee expense for the year ended March 31, 2014 was $31,350. At March 31, 2014 CAPCO owed $11,007 to its parent, CFS.

NOTE D – NET CAPITAL REQUIREMENTS

CAPCO is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2014, CAPCO had a net capital of $134,644, which was $109,644 in excess of its required net capital of $25,000. CAPCO's ratio of aggregate indebtedness to net capital was 0.31 to 1. The SEC requirements provide that stockholder's equity may not be withdrawn or cash distribution paid if certain minimum net capital requirements are not met.

NOTE E – SUBSEQUENT EVENTS

CAPCO has evaluated all events subsequent to the financial statements date through the date these financial statements were available to be issued, which was May 27, 2014.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

CAPSTONE ASSET PLANNING COMPANY
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER SEC Rule 15c 3-1
MARCH 31, 2014

NET CAPITAL	
Total stockholder's equity	$ 185,286
Deductions for non-allowable assets:	
Accounts receivable - trade	38,465
Prepaid expense	12,177
Net capital before haircuts on securities positions	134,644
Haircut on securities	-
NET CAPITAL	$ 134,644
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$ 22,817
Accrued Expenses	18,517
TOTAL AGGREGATE INDEBTEDNESS	$ 41,334
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3 percent of total aggregate indebtedness)	$ 2,756
Minimum dollar net capital requirement	$ 25,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 25,000
Net capital in excess of required minimum	$ 109,644
Ratio: Aggregate indebtedness to net capital	.31 to 1

NOTE: There are no material differences between the audited computation of net capital included in this report and the corresponding schedule in CAPCO's unaudited March 31, 2014 Part IIA FOCUS filing.

See Independent Auditor's Report

CAPSTONE ASSET PLANNING COMPANY
SCHEDULE II – INFORMATION RELATED TO EXEMPTION FROM SEC RULE 15c3-3
YEAR ENDED MARCH 31, 2014

CAPCO is exempt from the possession, control and reserve requirements pursuant to paragraph (k)(1) of SEC Rule 15c-3-3.

See Independent Auditors Report.

CAPSTONE ASSET PLANNING COMPANY

SCHEDULE III

INDEPENDENT ACCOUNTANT'S REPORT ON

APPLYING AGREED-UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC

ASSESSMENT RECONCILIATION

March 31, 2014

JACK EVANS
CERTIFIED PUBLIC ACCOUNTANT

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Capstone Asset Planning Company
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the period from October 1, 2013 to March 31, 2014, which were agreed to by Capstone Asset Planning Company ("CAPCO") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating CAPCO's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CAPCO's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2014 with the amounts reported in Form SIPC-7 for the period from October 1, 2013 to March 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Houston, Texas
May 27, 2014

THREE RIVERWAY • SUITE 125 • HOUSTON, TEXAS 77056-1954 • (713) 623-2898 • FAX (713) 960-8128 • E-Mail jack@jbecpa.com
LICENSED AS JOHN B. EVANS II

CAPSTONE ASSET PLANNING COMPANY
SCHEDULE OF ASSESSMENTS AND PAYMENTS
FOR THE PERIOD OCTOBER 1, 2013 TO MARCH 31, 2014

Determination of SIPC Net Operating Revenues:		
	$	223,272
Total Revenue (FOCUS line 12/Part IIA, line 9)		
Additions: None		
Deductions: Revenues from the distribution of shares of a registered investment company		133,132
SIPC Net Operating Revenues	$	90,140
Determination of General Assessment:		
General Assessment @ .0025		225.35
Assessment Remittance:		
Greater of General Assessment of $150 Minimum		225.35
Assessment Balance Due - Paid April 28, 2014		225.35
Reconciliation with CAPCO's Computation of SIPC Net Operating Revenues for the Period October 1, 2013 through March 31, 2014:		
SIPC Net Operating Revenues as computed by CAPCO on Form SIPC-7	$	90,140
SIPC Net Operating Revenues as computed above		90,140
Difference	$	-

Independent Registered Public Accounting Firm's Report on Internal Control

SCHEDULE IV

JACK EVANS
CERTIFIED PUBLIC ACCOUNTANT

Independent Registered Public Accounting Firm's Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of Capstone Asset Planning Company

In planning and performing my audit of the financial statements and supplemental schedules of Capstone Asset Planning Company ("CAPCO") (a Delaware Corporation) for the year ended March 31, 2014, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), I have made a study of the practices and procedures followed by CAPCO, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) related to the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c-3-3.

Because CAPCO does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by CAPCO related to the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of CAPCO is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which CAPCO has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph above.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the

THREE RIVERWAY • SUITE 125 • HOUSTON, TEXAS 77056-1954 • (713) 623-2898 • FAX (713) 960-8128 • E-Mail jack@
LICENSED AS JOHN B. EVANS II

specific internal control components does not reduce to a relative low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including, control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that CAPCO's practices and procedures were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of CAPCO's Board of Directors and management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Houston, Texas
May 27, 2014